FORM 5 ☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). ☐ Form 3 Holdings Reported ☐ Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response .... 1.0

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Simmons	John	B.		Stewart & Stevenson Services, Inc. SVC				Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Year		X Officer (give title below)	Other (specify below)
	P.O. Box 1637						1/31/2003		Vice President & Chief Financial Officer

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than
	Houston	TX	77251-1637						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/ Day/ Year)	2A.	Deemed Execution Date, if any (Month/ Day/ Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
													(Instr. 3 and 4)
									Amount	(A) or (D)	Price

	Common Stock												770.7035		D

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

											(A)	(D)		Date Exercisable	Expiration Date

	Non-Qualified Stock Option (right to buy)		$18.54												03/25/12

	Non-Qualified Stock Option (right to buy)		$18.92		05/01/02				A		15,000			(1)	05/01/12

	Non-Qualified Stock Option (right to buy)		$27.13												02/05/11

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	22,500				22,500		D

	Common Stock	15,000		(2)		15,000		D

	Common Stock	10,000				10,000		D

Explanation of Responses:

(1) The stock option becomes exercisable in four equal annual installments commencing 5/1/03.

(2) Granted under the 1988 Nonstatutory Stock Option Plan.

— The increase in shares reported results soley from increased holdings in the insider's 401(k) account as a result of periodic contributions to the plan, such contributions being exempt from prior reporting under Rule 16b-3(c). None of these periodic contributions is a 'discretionary transaction', as such term is defined in Rule 16b-3(f).'

/s/ John B. Simmons	2/27/03
**Signature of Reporting Person	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm
Last update: 09/03/2002